UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________

SECURITY LAND & DEVELOPMENT CORPORATION
(Name of Subject Company (Issuer))

AB VALUE PARTNERS, LP (OFFEROR)
AB OPPORTUNITY FUND, LLC (OFFEROR)
(CONTROL PERSON OF OFFERORS)
(Name of Filing Persons)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

814348108
(CUSIP Number of Class of Securities)

Andrew Berger
Ab Value Management, LLC
84 Elm Street
Westfield, New Jersey 07090
(732) 701-7008
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Lori A. Gelchion
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street NE
Atlanta, GA 30303
(404) 522-4700

_______________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,153,177.99	$944.95

(1)
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 5,243,107 shares of common stock of Security Land & Development Corporation (“Security Land & Development”) outstanding as of February 10, 2017, as set forth in Security Land & Development’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, less 50,000 shares of Security Land & Development common stock owned by an affiliate of Purchasers (as defined herein).
(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001159.

⬜ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.
Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.
Date Filed: Not Applicable.

⬜ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
⬜ issuer tender offer subject to Rule 13e-4.
⬜ going-private transaction subject to Rule 13e-3.
⬜ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ⬜

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

⬜ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
⬜ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Schedule TO relates to the offer by AB Value Partners, LP, a Delaware limited partnership (“ABVP”), and AB Opportunity Fund, LLC, a Delaware limited liability company (“ABOF” and, together with ABVP, “Purchasers”), each a private investment fund, to purchase all of the outstanding shares of common stock, $0.10 par value per share (the “Shares”), in Security Land & Development Corporation, a Georgia corporation (“Security Land & Development”), at a purchase price of $1.57 per share (the “Offer Price”), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated April 7, 2017 (the “Offer Date”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibit (a)(1)(A) and (a)(1)(B), respectively, as each may be supplemented or amended from time to time (which together constitute the “Offer”). Any dividends paid after May 9, 2017, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering shareholders to Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. Purchasers are entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims were asserted and such action accrued.

Security Land & Development had 595 holders of record owning an aggregate of 5,243,107 Shares according to its Annual Report on Form 10-K for the year ended September 30, 2016, and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2016. Affiliates of Purchasers currently beneficially own 50,000 Shares, less than 1% of the outstanding Shares. Consummation of the Offer, if all outstanding Shares are tendered (other than those beneficially owned by affiliates of Purchasers), would require payment by Purchasers of $8,153,178 in aggregate purchase price, which the Purchasers intend to fund using cash and cash equivalents on hand.

The address of Security Land & Development’s principal executive offices is 2816 Washington Street #103, Augusta, Georgia 30909, and its phone number is (706) 722-4481.

Items 1 Through 9; Item 11.

All information contained in the Offer to Purchase and accompanying Letter of Transmittal is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10
Financial Statements.

Not Applicable.

Item 12
Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.

ExhibitNumber	Description
(a)(1)(A)	Offer to Purchase, dated April 7, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Summary Advertisement, dated April 7, 2017.
(a)(1)(G)	Letter to Shareholders of Security Land & Development Corporation, dated April 7, 2017.
(a)(5)(A)	Press Release issued by Purchasers, dated April 1, 2017.
(b)	Not applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

Item 13
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

AB VALUE PARTNERS, LP

By:	/s/ Andrew Berger
Andrew Berger
Manager

AB OPPORTUNITY FUND, LLC

Date	By:	/s/ Andrew Berger

Manager

AB VALUE MANAGEMENT, LLC

Date	By:	/s/ Andrew Berger
Andrew Berger

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

ExhibitNumber	Description
(a)(1)(A)	Offer to Purchase, dated April 7, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Summary Advertisement, dated April 7, 2017.
(a)(1)(G)	Letter to Shareholders of Security Land & Development Corporation, dated April 7, 2017.
(a)(5)(A)	Press Release issued by Purchasers, dated April 1, 2017.
(b)	Not applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.